Shinhan Financial Group’s 2011 2Q Earnings Results to be released on August 3, 2011

Shinhan Financial Group will release its 2011 2Q earnings results on August 3, 2011, at 3:30 pm (Seoul local time). The earnings presentation material will be posted on our website, www.shinhangroup.com.